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                                   EXHIBIT
                                   ITEM 11

            Statement Reference Computation of Per Share Earnings


     Primary earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock during the year. The weighted average number of shares used for this computation was 1,222,822 for 2000, 1,166,134 for 1999 and 1,153,070 for 1998, and 1,165,964 for 1997, and 1,174,829
for 1996.

     Fully diluted earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents include employee stock options. The weighted average number of shares used for this computation was 1,430,071, 1,399,500, 1,358,169, 1,378,450 and 1,378,316, in
2000, 1999, 1998, 1997, and 1996, respectively.